AB* 12/3

SEC Mail Processing Section
NOV 27 2009
Washington, DC
122

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL |
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09042908

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| [illegible] |

8-67941

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 10/01/08 (MM/DD/YY) AND ENDING 9/30/09 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Automated Equity Finance Markets, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

529 Fifth Avenue, 14th Floor
(No. and Street)

New York, (City) NY (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Todd Graber (212) 905-5221
(Area Code - Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name - *if individual, state last, first, middle name*)

60 Broad Street (Address) New York (City) New York (State) 10004 (Zip Code)

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays currently valid OMB control number.**

AB 12/16

# OATH OR AFFIRMATION

I, Todd Graber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Automated Equity Finance Markets, Inc., as of September 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

NATALIE D. SCHWERIN
Notary Public, State of New York
No. 01SC6203586
Qualified in New York County
Term Expires April 13, 2013

Notary Public

This report ** contains (check applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Operations.
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION AND
REPORT OF INDEPENDENT CERTIFIED
PUBLIC ACCOUNTANTS

# AUTOMATED EQUITY FINANCE MARKETS, INC.

September 30, 2009

GrantThornton

SEC Mail Processing Section
NOV 27 2009
Washington, DC
122

**Audit • Tax • Advisory**

**Grant Thornton LLP**
60 Broad Street, 24th Floor
New York, NY 10004-2306

T 212.422.1000
F 212.422.0144
www.GrantThornton.com

## REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Shareholder of
**Automated Equity Finance Markets, Inc.**

We have audited the accompanying statement of financial condition of Automated Equity Finance Markets, Inc. (the "Company") as of September 30, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Automated Equity Finance Markets, Inc. as of September 30, 2009 in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

New York, New York
November 24, 2009

Automated Equity Finance Markets, Inc.

## STATEMENT OF FINANCIAL CONDITION

September 30, 2009

### ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 712,164 |
| Investments in U.S. Treasury bills, at fair value | 3,999,620 |
| Investments in certificates of deposit, at fair value | 1,533,163 |
| Accounts receivable (net of allowance for doubtful accounts of $18,138) | 55,279 |
| Other assets | 15,689 |
| Total assets | $ 6,315,915 |

### LIABILITIES AND STOCKHOLDER'S EQUITY

| | |
|---|---|
| Accounts payable and accrued expenses | 31,697 |
| Unearned revenue | 56,250 |
| Due to Parent | 4,149,630 |
| Total liabilities | 4,237,577 |
| Stockholder's equity | |
| Common stock, $0.0001 par value; 1,000 shares authorized; 100 shares issued and outstanding | - |
| Additional paid-in capital | 22,000,000 |
| Accumulated deficit | (19,921,662) |
| Total stockholder's equity | 2,078,338 |
| Total liabilities and stockholder's equity | $ 6,315,915 |

*The accompanying notes are an integral part of this statement.*

Automated Equity Finance Markets, Inc.

## NOTES TO STATEMENT OF FINANCIAL CONDITION

September 30, 2009

## NOTE A - ORGANIZATION AND BUSINESS ACTIVITY

Automated Equity Finance Markets, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of The Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly-owned subsidiary of Quadriserv, Inc. ("Parent"). The Company is a registered Alternative Trading System and operates AQS, an automated marketplace for securities lending and borrowing, which centrally clears transactions through the Options Clearing Corporation ("OCC"). Members utilizing the AQS marketplace include broker/dealers, prime brokers, agent lenders and hedge funds. The Company does not carry accounts on behalf of securities customers.

The Company was organized pursuant to the laws of the state of Delaware during 2008 and commenced its pilot program in January 2009, subsequent to the acceptance of its FINRA membership during December of 2008. Effective May 31, 2009, the Company officially ended its pilot program and began charging members for use of the AQS marketplace.

## NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Cash and Cash Equivalents*

Cash and cash equivalents consist of cash and highly liquid investments with maturities of 90 days or less when acquired. The Company has cash and cash equivalents with a major financial institution which is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000.

*Investments in U.S. Treasury Bills and Certificates of Deposit*

Investments are carried at fair value. Investments consist of U.S. Treasury bills with maturities of greater than 90 days when acquired as well as certificates of deposit. Certificates of deposit are with various banks and are $250,000 or under and accordingly insured by FDIC.

*Fair Value Measurement Hierarchy*

The Company adopted the guidance issued by Financial Accounting Standards Board ("FASB") to establish accounting and reporting standards related to fair value measurements, effective October 1, 2008. This guidance establishes a hierarchy that prioritizes the inputs to valuation techniques giving the highest

**NOTE B (continued)**

priority to readily available unadjusted quoted prices in active markets for identical assets (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements) when market prices are not readily available or reliable. The three levels of hierarchy under the guidance are described as follows:

Level 1 - Quoted price in active markets for identical securities such as U.S. Treasury bills.

Level 2 - Prices determined using other significant observable inputs. Observable inputs are inputs that other market participants would use in pricing a security, which may include quoted prices for similar securities such as certificates of deposits, interest rates, prepayment speeds, credit risk and others.

Level 3 - Prices determined using significant unobservable inputs. In certain situations where quoted prices or observable inputs are unavailable, unobservable inputs may be used. Unobservable inputs reflect the Company's own assumptions about the factors market participants would use in pricing an investment and would be based on the best information available.

The various inputs that may be used to determine the value of the investments are summarized in the three levels presented above. The inputs or methodologies used for valuing investments are not necessarily an indication of the risk associated with investing in those securities. Changes in valuation techniques may result in transfers in or out of an investment's assigned level as described above.

*Revenue Recognition*

AQS members pay a one-time application fee when they initially register and an annual subscription fee to be able to transact on the system. The application fee is recognized as revenue when invoiced and the annual subscription fee is recognized on a straight-line basis over a 12-month period. Unamortized subscription fee balances are recorded as deferred revenue. Connectivity and transaction fees are recognized based on members' monthly activity on AQS.

*Allowance for Doubtful Accounts*

The allowance for doubtful accounts is maintained at a level that management believes to be sufficient to absorb probable losses in the accounts receivable portfolio and is assessed periodically by management. Increases in the allowance for doubtful accounts are charged against operating results and it is decreased by

## NOTE B (continued)

the amount of charge-offs, net of recoveries. The allowance is based on several factors, including a continuous assessment of the collectability of each account. In circumstances where a specific customer's inability to meet its financial obligation is known, the Company records a specific provision for bad debts against amounts due to reduce the receivable to the amount it reasonably believes will be collected.

*Share-based Compensation*

The Parent accounts for share-based compensation pursuant to guidance issued by FASB for accounting and reporting of share-based payment. Compensation expense related to stock options granted to employees by its Parent is allocated pursuant to the Company's expense sharing agreement with its Parent.

*Income Taxes*

The Company is included in the consolidated federal, state and local income tax returns filed by the Parent. The Company determines its provision for income taxes as if it files on a separate return basis. Deferred taxes are recognized based on the difference between the financial reporting and income tax basis of assets and liabilities using estimated income tax rates that will be in effect when such differences reverse.

*Use of Estimates*

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

*Subsequent Events*

The impact of subsequent events on the accompanying statement of financial condition has been evaluated through November 24, 2009.

## NOTE C - RECENT ACCOUNTING PRONOUNCEMENTS

In July 2006, the FASB issued guidance on accounting for uncertainty in income taxes. The guidance clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with previously issued guidance on accounting for income taxes. The guidance prescribes a recognition threshold and measurement attributable for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures and transitions. On December 30, 2008, the FASB issued further guidance that explained effective date of the guidance for certain nonpublic enterprises. This guidance defers the effective date of the guidance on accounting for uncertainty in income taxes for certain nonpublic enterprises, including nonpublic not-for-profit organizations, for fiscal years beginning after December 15, 2008. The Company does not expect adoption of the guidance to have a material effect on its financial condition and cash flows.

In June 2009, the FASB issued the Accounting Standards Codification (the "Codification") and a new hierarchy of generally accepted accounting principles. The new guidance became the source of authoritative U.S. generally accepted accounting principles recognized by the FASB to be applied by nongovernmental entities. As a result, all of the Codification's content now carries the same level of authority, effectively superseding the hierarchy of generally accepted accounting principles previously issued. The new guidance was effective for the Company in 2009. The adoption of this new guidance did not have a material impact on the Company's statement of financial condition.

## NOTE D - CAPITAL CONTRIBUTIONS BY THE PARENT

During November 2008 and March 2009, the Parent made cash capital contributions to the Company in the amounts of $500,000 and $10,000,000 respectively. During October 2008 and January 2009, the Parent made capital contributions to the Company in the amounts of $4,000,000 and $2,500,000, respectively, through the forgiveness of payables.

## NOTE E - LIQUIDITY

Currently, the Company's operations are not producing significant revenues. The Parent raised $33,600,000 in March 2009 through the issuance of Series D Preferred shares of the Parent. In May 2009, the Company launched its AQS marketplace. The Company is still in the process of making enhancements

**NOTE E (continued**

to the system and integrating the system with other third-party partners. There are risks related to the development and introduction of a new system, including but not limited to, additional costs to develop, market, market acceptance and scalability. While management believes it has adequate liquidity to further enhance and onboard customers to reach a critical mass, this will ultimately depend on favorable resolutions of these uncertainties. The Company has incurred a cumulative loss of $19,921,662 since its inception.

## NOTE F - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Rule 15c3-1, which requires the maintenance of minimum net capital. The Company utilizes the basic method, permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to $5,000. At September 30, 2009, the Company's net capital was $2,030,743 which was $2,025,743 in excess of its required level.

## NOTE G - EXPENSE SHARING AGREEMENT WITH PARENT

The Company's expense sharing agreement requires that the Parent make available certain properties and provide for the performance of certain services for the Company in exchange for consideration as described in the agreement.

## NOTE H - OCC CLEARING AGREEMENT

On December 22, 2008, OCC, a Delaware corporation, and the Company entered into an agreement for clearing and settlement services. Per the agreement, the Company engaged OCC to provide clearing and settlement services in respect of stock loans executed through AQS.

Per the agreement between the Company and OCC, the Company paid a one-time fee of $1,000,000 to OCC for their clearing and settlement services. Either party to the agreement may terminate the agreement at any time giving the other party at least 12 months prior written notice.

## NOTE I - INCOME TAXES

The Company's deferred tax asset at September 30, 2009, amounts to approximately $7,970,000. The deferred tax asset relates to net operating loss carryforwards for which the Company recorded a full valuation allowance. The net operating loss carryforwards expire in various years through 2029, subject to limitations pursuant to Internal Revenue Code Section 382.

## NOTE J - INVESTMENTS

As required by guidance issued by FASB, investments are classified within the level of the lowest significant input considered in determining fair value. The following table summarizes the valuation of the Company's investments within the fair value hierarchy levels as of September 30, 2009:

| | Quoted prices in active markets for identical assets Level 1 | Other significant observable inputs Level 2 | Unobservable inputs Level 3 | Balance as of September 30, 2009 |
|---|---|---|---|---|
| Investments in U.S. Treasury bills | $3,999,620 | $ - | $ - | $3,999,620 |
| Investments in certificates of deposit | - | 1,533,163 | - | 1,533,163 |
| Total | $3,999,620 | $1,533,163 | $ - | $5,532,783 |

# INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

## AUTOMATED EQUITY FINANCE MARKETS, INC.

September 30, 2009

# Grant Thornton

Audit • Tax • Advisory

**Grant Thornton LLP**
60 Broad Street, 24th Floor
New York, NY 10004-2306

T 212.422.1000
F 212.422.0144
www.GrantThornton.com

**INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5**

To the Shareholder of
**Automated Equity Finance Markets, Inc.**

In planning and performing our audit of the the financial statements and supplementary information of Automated Equity Finance Markets, Inc. (the "Company") as of and for the year ended September 30, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees to prevent or detect misstatements on a timely basis in the normal course of performing their assigned functions.

A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers. It is not intended for, and should not be used by anyone other than these specified parties.

Grant Thornton LLP

New York, New York
November 24, 2009

# INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

## AUTOMATED EQUITY FINANCE MARKETS, INC.

September 30, 2009

Grant Thornton

Audit • Tax • Advisory

**Grant Thornton LLP**
60 Broad Street, 24th Floor
New York, NY 10004-2306

T 212.422.1000
F 212.422.0144
www.GrantThornton.com

# INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Shareholder of
**Automated Equity Finance Markets, Inc.**

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation ("SIPC") for the fiscal period from April 1, 2009 to September 30, 2009, which were agreed to by Automated Equity Finance Markets, Inc. (the "Company"), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records [a copy of the check payable to SIPC or transaction per broker statement], noting no differences.

2. Compared Total Revenues from the audited Form X-17A-5 for the fiscal year ended September 30, 2009, less revenues reported on the unaudited FOCUS reports for the period from October 1, 2008 to March 31, 2009, as applicable, with the amounts reported in Form SIPC -7T for the period from April 1, 2009 to September 30, 2009, noting no differences.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above. It is not intended for, and should not be used by anyone other than these specified parties.

Grant Thornton LLP

New York, New York
November 24, 2009

**SIPC-7T**
(27-REV 3/09)

# SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

## Transitional Assessment Reconciliation

**SIPC-7T**
(27-REV 3/09)

(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067941 FINRA SEPT
Automated Equity Finance Markets, Inc
529 Fifth Avenue
14th Floor
New York, NY 10017

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Todd Graber (212) 905-5221

2. A. General assessment [item 2e from page 2 (not less than $150 minimum)] $ 526.80

B. Less payment made with SIPC-4 made in January, February or March 2009 (For all fiscal year ends except January, February, or March) ( 150.00 )

01/15/2009
Date Paid

376.80

C. Assessment balance due

0.00

D. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

E. Total assessment balance and interest due (or overpayment carried forward) $ 376.80

F. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as E above) $ 376.80

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Automated Equity Finance Markets, Inc.
(Name of Corporation, Partnership or other organization)

Todd Graber
(Authorized Signature)

Chief Financial Officer
(Title)

Dated the 23 day of November, 20 09.

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

## DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending September 30, 20 09
**Eliminate cents**

| Item No. | |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 210,721.00 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | 0.00 |
| (2) Net loss from principal transactions in securities in trading accounts. | 0.00 |
| (3) Net loss from principal transactions in commodities in trading accounts. | 0.00 |
| (4) Interest and dividend expense deducted in determining item 2a. | 0.00 |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | 0.00 |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | 0.00 |
| (7) Net loss from securities in investment accounts. | 0.00 |
| Total additions | 0.00 |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | 0.00 |
| (2) Revenues from commodity transactions. | 0.00 |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | 0.00 |
| (4) Reimbursements for postage in connection with proxy solicitation. | 0.00 |
| (5) Net gain from securities in investment accounts. | 0.00 |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | 0.00 |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | 0.00 |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): | |
| | |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0.00 | |
| (ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0.00 | |
| Enter the greater of line (i) or (ii) | 0.00 |
| Total deductions | 0.00 |
| 2d. SIPC Net Operating Revenues | $ |
| 2e. General Assessment @ .0025 | $ 526.80 |
| | (to page 1 but not less than $150 minimum) |